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04046756

FORM OF TRANSMITTAL LETTER

Rule 12g3 2(b) File No. 82-34800

November 8, 2004

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


RECEIVED
2004 NOV 10 A 10: 35
OFFICE OF INTERNATIONAL CORPORATE FINANCE
SUPPL
PROCESSED
DEC 22 2004

Re: File No. 82-34800/Jupiter Telecommunications Co., Ltd. Submission of Information Required Under Rule 12g3 -2(b) of the Securities Exchange Act of 1934, as amended.

Dear Sir/Madame:

On behalf of Jupiter Telecommunications Co., Ltd. (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

1. Requirements of Securities and Exchange Law of Japan:
   - (i) Amendment of Semi-Annual Securities Report dated October 28th, 2004. (in Japanese).

2. Press release in English
   - (i) J-COM JOINS 11 OTHER KANSAI AREA CABLE OPERATORS IN COALITION TO EXPLORE IP PHONE SERVICES -Companies Join Forces to Consider Collectively Offering Primary Phone Services
   - (ii) MAEBASHI CITY TO INVEST IN J-COM'S GUNMA OPERATIONS

This letter, together with the enclosures, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor

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shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: +81-3-6765-8150, fax: +81-3-6765-8094).

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid air mail envelope and label.

Very truly yours,

Koji Kobayashi
Vice President
Treasury Department


Broadband
Great things...done simply.

RECEIVED
2004 NOV 10 A 10: 36
OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 1, 2004
FOR IMMEDIATE RELEASE
For more information contact:
October Strategies, Inc., 303-627-4545 or 303-471-4511

J-COM JOINS 11 OTHER KANSAI AREA CABLE OPERATORS IN COALITION TO EXPLORE IP PHONE SERVICES

Companies Join Forces to Consider Collectively Offering Primary Phone Services

Tokyo, JAPAN – Jupiter Telecommunications Co., Ltd. (J-COM), the largest broadband and cable service provider in Japan based on the number of customers served, today announced its participation in a cable coalition gathered to explore the feasibility of collectively providing primary (able to place emergency calls) Internet Protocol (IP) phone services. In addition to J-COM, J-COM Kansai Co., Ltd., Cable Net Kobe Ashiya Co., Ltd., and Hokusetsu Cable Net Co., Ltd., J-COM's local cable franchises, will participate in the coalition, joining OSAKA CENTRAL CABLE NETWORK CO., LTD., Kansai Cable Net Co., Ltd., KYOTO CABLE COMMUNICATIONS Co., Ltd., Kintetsu Cable Network Co., Ltd., Cable Television Kobe Inc., Shiga Cable Network, Inc., TV KISHIWADA Co., Ltd., and Bay Communications, Inc. These companies have started studies of the feasibility of providing primary IP phone services as a group.

J-COM Phone, the current telephone service offering available through J-COM, uses switched technologies to provide primary phone service. Within the Kansai area, 18 different cable operators have been offering secondary IP phone service as one of many available Internet services.

In addition to gathering each company's marketing and engineering capabilities, the twelve company coalition has, though linking the J-COM systems primarily in the Kansai area but also in the Sapporo, Kanto and Kyushu areas, started studies on the feasibility of providing IP phone services. As a result of this linking, the areas in which cable television operators will be able to provide telephone services increased to cover approximately 9 million households. In addition, this IP phone service offering may include the current J-COM primary phone customers (more than 700,000 households) as part of a group eligible for an intra-group connection rate, and the twelve company coalition is also considering providing the primary IP phone services under a common brand.

As a result of this new service, it will become possible to provide one-stop shopping for all the informational needs of a household, including primary phone services, in addition to cable television and high-speed Internet access services. The implementation of this one-stop service will not only result in

increased customer satisfaction but will also benefit the cable industry as a whole by providing services under nationwide branding where cable operators had previously only operated regionally in Japan.

Going forward, the operators involved in the alliance will be cooperating with the All Cable Network Promotion Committee of the Japan Cable and Telecommunications Association to coordinate with other cable operators throughout the country to promote both the expansion of the cable operators' primary IP phone service area as well as to increase overall customer satisfaction.

Based in Tokyo, J-COM provides broadband services through 19 managed franchises, including cable television services (J-COM TV), high-speed cable Internet access services (J-COM Net) and telephony services (J-COM Phone) where available. These services are provided through J-COM's advanced fiber and cable network, which carries information, content and services directly to homes in our service areas.

Established in 1995, Jupiter Telecommunications Co., Ltd. (J-COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving 1,870,000 subscribing households (as of September 30, 2004) in the Hokkaido, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J-COM is the corporate entity that provides cable television, high-speed Internet access and telephony services to customers across Japan through 19 managed franchises operating at the local level. J-COM's principal shareholders are Liberty Media International, Sumitomo Corporation, Microsoft Corporation, Mitsui & Co., Ltd., and Matsushita Electric Industrial Co., Ltd. (as of September 30, 2004). For more information, visit J-COM's website at http://www.jcom.co.jp/corporate/english.html

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Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.


Great things...done simply.

November 5, 2004
FOR IMMEDIATE RELEASE
For more information contact:
October Strategies, Inc., 303-627-4545 or 303-471-4511

MAEBASHI CITY TO INVEST IN J-COM'S GUNMA OPERATIONS

Tokyo, JAPAN -- Jupiter Telecommunications Co., Ltd. (J-COM), the largest broadband and cable service provider in Japan based on the number of customers served, today announced an investment from Maebashi city in one of J-COM's local franchises, J-COM Gunma Co., Ltd (J-COM Gunma). One of 19 managed franchises operated by J-COM, the city of Maebashi made a one million yen investment in exchange for newly issued shares in J-COM Gunma. The shares were issued on November 4, 2004.

J-COM Gunma launched full-fledged digital services, including terrestrial digital broadcasting, in the spring of 2004. With the investment from Maebashi, J-COM Gunma has plans to strengthen its partnership with the community and make every effort to offer services that local citizens consider useful, convenient and valuable.

J-COM Gunma's offices are in Takasaki city, Gunma prefecture. The company's capitalization is 1,102 million yen (as of November 5, 2004).

Established in 1995, Jupiter Telecommunications Co., Ltd. (J-COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving 1,870,000 subscribing households (as of September 30, 2004) in the Hokkaido, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J-COM is the corporate entity that provides cable television, high-speed Internet access and telephony services to customers across Japan through 19 managed franchises operating at the local level. J-COM's principal shareholders are Liberty Media International, Sumitomo Corporation, Microsoft Corporation, Mitsui & Co., Ltd., and Matsushita Electric Industrial Co., Ltd. (as of September 30, 2004). For more information, visit J-COM's website at http://www.jcom.co.jp/corporate/english.html

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